Exhibit 99.1

Buenos Aires

March 27, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern,

I am writing to inform you that, as of March 26, 2018, our main subsidiary, Banco de Galicia y Buenos Aires S.A., has completed the sale of its stakes in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. to Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The final purchase price of each transaction was Ps. 994,933,706 and Ps. 21,571,575, respectively.

It is believed that these transactions will not have a significant impact on shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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